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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.    )*
                                            ----

Travel Ports of America, Inc. (Formerly Roadway Plazas, Inc.)
--------------------------------------------------------------------------------
                               (Name of Issuer)

Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

894   167   105   000
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                                (CUSIP Number)

Steven Blechner, 40 Harvestwood Drive, West Bridgewater, MA 02379 (508) 894-4071
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

December 28, 1998
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           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO.  894  167  105  000
         ----------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Silverstein Investments Limited Partnership
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          West Bridgewater, MA, USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    351,238
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   351,238
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          ---------------------------------------------------------------------

 (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.4%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
          ---------------------------------------------------------------------

Instructions for Cover Page

 (1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

 (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

 (3)      The 3rd row is for SEC internal use; please leave blank.

CUSIP NO. 894 167 105 000

ITEM 1 - SECURITY AND ISSUER

This relates to the shares of Common Stock, $0.01 par value, of Travel Ports of America, Inc. (Formerly Roadway Plazas, Inc.) a New York corporation (the "Issuer"). The address of the principal executive office of the Issuer is 3495 Winton Place, Building C, Rochester, NY 14623.

ITEM 2 - IDENTITY AND BACKGROUND

This statement is filed on behalf of Silverstein Investments Limited Partnership (the "Partnership"), a limited partnership organized under the laws of the State of Delaware, whose managing general partner is Steven Blechner ("Blechner"), whose limited partner is Barry Silverstein ("Silverstein"), whose principal business is investments and whose address is, 40 Harvestwood Drive, West Bridgewater, MA 02379. No person listed above has, within the past five years, been convicted in a criminal proceeding or become subject to a civil judgement regarding violations of federal or state securities laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 28, 1998, the Partnership received from Phoenix Associates III, a general partnership, as a part of a limited distribution of property to its partners, 351,238 shares of the Issuer's Common Stock.

ITEM 4 - PURPOSE OF TRANSACTION

The purpose of the transaction was to distribute various properties held by Phoenix Associates III to its partners.

Although the Partnership does not have any specific plan or proposal to acquire or dispose of the Issuer's Common Stock, the Partnership at any time and from time to time may acquire additional Common Stock or dispose of any or all or its Common Stock depending upon ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Partnership and/or other investment considerations.

Except to the extent the foregoing may be deemed a plan or proposal, the Partnership does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Partnership may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

As of December 28, 1998, the Partnership owns 5.4%, based upon 6,537,267 shares of Common Stock outstanding at December 15, 1998, or 351,238 shares of the Issuer's Common Stock with sole power to vote or direct the vote of all 351,238 shares.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Partnership has not entered into any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Silverstein Investments Limited Partnership Agreement

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/5/99
       ------



                                                      SILVERSTEIN INVESTMENTS
                                                      LIMITED PARTNERSHIP



                                                      By: /s/ Steven Blechner
                                                      --------------------------
                                                      Steven Blechner
                                                      Managing General Partner